UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.10) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,464,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

Page 4 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include 715 Ordinary Shares which are held by unaffiliated third-party client accounts managed by Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of DIC, as a portfolio manager (the "Epsilon Shareholding"). The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 5 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include (i) 681,070 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development") and (ii) the Epsilon Shareholding (collectively, the "CIEH and Epsilon Shareholdings"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 6 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 7 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 8 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 9 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 10 of 20 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☒ ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 47.2%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the CIEH and Epsilon Shareholdings. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shareholdings.

**	Excludes the CIEH and Epsilon Shareholdings.

Page 11 of 20 pages

This Amendment No. 10 on Schedule 13D/A (the “Amendment”) amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by RDC Rafael Development Corporation Ltd. (“RDC”), DEP Technology Holdings Ltd. (“DEP”), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“the Reporting Persons”) (the “Statement”) with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”) to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with an increase of the outstanding Ordinary Shares which caused the percent of the Ordinary Shares held by the Reporting Persons to decrease by more than 1%.

The following amends and supplements Items 2, 5, 6 and 7 of the Statement.

Item 2.     Identity and Background

(a), (b) and (c):     The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of May 4, 2011:

DIC owned approximately 50.5% of the outstanding shares of Elron.

IDB Development owned approximately 73.5% of the outstanding shares of DIC.

IDB Holding owned 100% of the outstanding shares of IDB Development.

Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings.

In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.2% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17.5% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

In addition to approximately 10.25% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 3.05% of the outstanding shares of IDB Holding. Of these additional shares of IDB Holding, approximately 2.96% of the outstanding shares of IDB Holding are not subject to the Shareholders Agreement.

In addition to approximately 10.20% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 3.11% of the outstanding shares of IDB Holding. Of these additional shares of IDB Holding, approximately 2.97% of the outstanding shares of IDB Holding are not subject to the Shareholders Agreement.

Part of the foregoing holdings in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of shares of IDB Holding. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D, E and F attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D, E and F previously attached to the Statement.

Page 12 of 20 pages

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E and F to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer

As of May 4, 2011:

RDC owned directly 2,662,110 Ordinary Shares, or approximately 8.9% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,662,110 Ordinary Shares.

Elron owned directly 6,802,710 Ordinary Shares, or approximately 22.7% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC.  Also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 14,184,348 Ordinary Shares, constituting approximately 47.2% of the outstanding Ordinary Shares.

DIC owned directly 4,719,528 Ordinary Shares, or approximately 15.7% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 9,464,820 Ordinary Shares owned by RDC and Elron, or a total of 14,184,348 Ordinary Shares, constituting approximately 47.2% of the outstanding Ordinary Shares. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner, and to share the power to vote and dispose, of an aggregate of 14,184,348 Ordinary Shares held by RDC, Elron and DIC, or approximately 47.2% of the outstanding Ordinary Shares. Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons disclaims beneficial ownership of all the Ordinary Shares held by RDC, Elron and DIC.

As publicly announced by the Issuer on May 4, 2011 and reported by the Issuer on Form 6-K filed with the Securities and Exchange Commission on May 5, 2011, there were 30,027,447 outstanding Ordinary Shares as of March 31, 2011. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Information provided to the Reporting Persons indicates that as of May 4, 2011, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned Ordinary Shares, except as follows:

Page 13 of 20 pages

Mr. Arie Mientkavich, Chairman of the boards of directors of RDC and Elron and vice Chairman of the board of directors of IDB Holding, owned (i) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately, and (ii) 4,545 restricted share units of the Issuer exercisable from May 5, 2011. These securities were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

None of the Reporting Persons purchased or sold any Ordinary Shares during the 60 days ending on May 4, 2011.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP or RDC purchased or sold any Ordinary Shares during the 60 days ending on May 4, 2011.

Item 6.     Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer

In June 2010, the pledge in favor of Bank Mizrahi on Ordinary Shares held by RDC was removed.

Item 7.     Material to be filed as Exhibits

Schedules A, B, C, D, E and F	-
Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: May 9, 2011	RDC RAFAEL DEVELOPMENT CORPORATION LTD. DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: DISCOUNT INVESTMENT CORPORATION LTD.

(signed)
BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.

Page 14 of 20 pages

Schedule A
Directors and Executive Officers
of
RDC Rafael Development Corporation Ltd.
 (as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors and Acting CEO	Chairman of the Board of Directors of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
David Vaish Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Vice President for Finance & Chief Financial Officer of Rafael Advanced Defense Systems Ltd.
Roni Potesman Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Corporate Vice President R&D of Rafael Advanced Defense Systems Ltd.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President and Chief Financial Officer of Elron.
Ilan Biran Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chairman of the Board of Directors of Rafael Advanced Defense Systems Ltd.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Business advisor of Elron.
Moshe Maor Rafael Advanced Defense Systems Ltd., Haifa, Israel	Director	Chief Subsidiary Officer of Rafael Advanced Defense Systems Ltd.
Ofir Gomeh 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of RDC Rafael Development Corporation Ltd.
Hezi Nahum 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President Business Development	Vice President Business Development of RDC Rafael Development Corporation Ltd.

(1) As of May 4, 2011 Mr. Mientkavich owned (i) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately, and (ii) 4,545 restricted share units of the Issuer exercisable from May 5, 2011.

Page 15 of 20 pages

Schedule B
Directors and Executive Officers
o f
DEP Technology Holdings Ltd.
 (as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President and Chief Financial Officer of Elron.
Dr. Zvi Slovin 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Business advisor of Elron.

Page 16 of 20 pages

Schedule C

Directors and Executive Officers
o f
Elron Electronic Industries Ltd.
(as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit Globe Ltd and Chairman of Gazit Globe Israel (Development) Ltd.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd. Koor Industries Ltd. and Makhteshim Agan Industries Ltd.
Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of companies.
Yaacov Goldman 39 Nachlieli Street, Hod Hasharon 45355, Israel	External Director	Director of companies.
Gad Arbel Hashalom 96, Mevaseret Zion, 90805, Israel	External Director	Director of Companies.
Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan 52521, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.
Rona Dankner 3 Azrieli Center, The Triangular Tower, Tel-Aviv 67023, Israel Israel	Director	Director of Companies
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Ovadia 10 Harav Amiel Street, Tel Aviv, 62223, Israel	Director	Director of companies.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Vice President of DIC; Chief Executive Officer of Elron.
Yaron Elad 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Elron.
Nir Pinchas 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Elron.
(*) Dual citizen of Israel and France.
(1) See note (1) in Schedule A

Page 17 of 20 pages

Schedule D

Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding; IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd. Co-Chairman of Shufersal Ltd.
Mark Schimmel (*) 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.
Prof. Niv Ahituv 33 Drezner Street, Tel Aviv 69496, Israel.	External Director	Professor at the Faculty of Management in the Tel Aviv University.
Prof. Yair Orgler 19 Jacob Street, Tel Aviv 69015, Israel	Director	Professor at the Faculty of Management in the Tel Aviv University.
Prof. Dan Oppenheim 14 Zamarot Street, Herzliya 46424, Israel	External Director	Medical doctor and researcher.
Isaac Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (**) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Holding and IDB Development.
Ami Erel 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	President and Chief Executive Officer	President and Chief Executive Officer of DIC; Chairman of NetVision Ltd., Cellcom Israel Ltd., Koor Industries Ltd. and Makhteshim Agan Industries Ltd.
Raanan Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Koor Industries Ltd.
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC; Chief Executive Officer of Elron.
Michel Dahan 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of DIC.
Asaf Topaz 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of DIC.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC
(*) Dual citizen of Israel and France

Page 18 of 20 pages

Schedule E

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Deputy Chairman of the Board of Directors	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shay Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director	President of Zoe Holdings Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.
Amos Malka 18 Nahal Soreq Street, Modi'in 71700, Israel	Director	Director of companies
Prof. Yoram Margalioth 16 Ha'efroni Street, Raanana 43724, Israel	Director	Senior lecturer (expert on tax laws) at the Faculty of Law in the Tel Aviv University.
Irit Izakson 15 Great Matityahou Cohen Street, Tel-Aviv 62268, Israel	Director	Director of companies.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Senior Executive Vice President	Senior Executive Vice President of IDB Development; Chief Executive Officer of IDB Investments (U.K.) Ltd.
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Development; Chief Financial Officer of IDB Holding.
Ari Raved 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President	Vice President of IDB Development.
Gonen Bieber ** 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Vice President and finance manager	Vice President and Chief Financial Officer of Clal Industries and Investments Ltd.; Vice President and finance manager of IDB Development; Finance manager of IDB Holding.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice President Comptrolling	Vice President Comptrolling of IDB Development; Comptroller of IDB Holding.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Development.
(*) Dual citizen of Israel and France.

Page 19 of 20 pages

Schedule F

Directors and Executive Officers
of
IDB Holding Corporation Ltd.
(as of May 4, 2011)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Nochi Dankner 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chairman of IDB Holding, IDB Development, DIC and Clal Industries and Investments Ltd.; Businessman and director of companies.
Isaac Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Deputy Chairman of the Board of Directors	Chairman of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Arie Mientkavich (1) 3 Azrieli Center, The Triangular Tower, 42nd floor, Tel-Aviv 67023, Israel	Vice Chairman of the Board of Directors	Chairman of Elron; Deputy Chairman of Gazit-Globe Ltd. and Chairman of Gazit-Globe Israel (Development) Ltd.
Zehava Dankner 64 Pinkas Street, Tel Aviv 62157, Israel	Director	Director of companies.
Lior Hannes 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Senior Executive Vice President of IDB Development; Chief Executive Officer of IDB Investments (U.K.) Ltd.
Refael Bisker 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Chairman of Property and Building Corporation Ltd.; Co-Chairman of Shufersal Ltd.
Jacob Schimmel 7 High field Gardens, London NW11 9HD, United Kingdom	Director	Co-Managing Director of UKI Investments.
Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.
Eliahu Cohen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Director of companies.
Dori Manor (*) 103 Kahanman Street, Bnei Brak 51553, Israel	Director	Chief Executive Officer of companies in the motor vehicle sector of the David Lubinski Ltd. group.
Meir Rosenne 8 Oppenheimer Street, Ramat Aviv, Tel Aviv 69395, Israel	Director	Attorney.
Shmuel Dor 7 Tarad Street, Ramat Gan 52503, Israel	External Director	Head of auditing of subsidiaries of Clalit Health Services
Zvi Dvoresky 3 Biram Street, Haifa 34986, Israel	External Director	Chief Executive Officer of Beit Kranot Trust Ltd.
Zvi Livnat 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Director and Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal.
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Executive Officer	Chief Executive Officer of IDB Holding and IDB Development.
Avi Fischer 3 Azrieli Center, The Triangular Tower, 45th floor, Tel-Aviv 67023, Israel	Executive Vice President	Executive Vice President of IDB Holding; Deputy Chairman of IDB Development; Co-Chief Executive Officer of Clal Industries and Investments Ltd..
Dr. Eyal Solganik 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Chief Financial Officer	Chief Financial Officer of IDB Holding; Executive Vice President and Chief Financial Officer of IDB Development.
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding; Vice President Comptrolling of IDB Development.
(*) Dual citizen of Israel and France.
(1) See note (1) in Schedule A

Page 20 of 20 pages